August 20, 2025

Elad Tzubery
Chief Financial Officer
Perion Network Ltd.
2 Leonardo Da Vinci Street
Tel Aviv, Israel 6473309

       Re: Perion Network Ltd.
           Form 20-F for the Year Ended December 31, 2024
           File No. 000-51694
Dear Elad Tzubery:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Period Ended December 31, 2024
Note 8. Goodwill and Other Intangible Assets, Net, page F-31

1. We note that you performed a quantitative goodwill impairment test as of December
       31, 2024, which indicated that the fair value of each reporting unit exceeded its carrying amount. We also note that the decline in Search Advertising revenues starting from the second quarter of 2024 through the second quarter of 2025 has been material. Considering the significant and sustained decline in Search Advertising revenues, please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether the reporting unit is at risk of failing step one of the quantitative impairment test or that the fair value of your reporting unit is substantially in excess of carrying value and is not at risk of failing step one. If the fair value of your reporting unit is not substantially in excess of carrying value, you should disclose:
           the percentage by which fair value exceeded carrying value at the date of the most recent step one test;
           a detailed description of the methods and key assumptions used and how the key assumptions were determined;
 August 20, 2025
Page 2

           a discussion of the degree of uncertainty associated with the assumptions; and
           a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology